1875 K Street, N.W. Washington, DC 20006 Tel: 202 303 1000 Fax: 202 303 2000

November 2, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,529

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,529 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Trust:

iShares Adaptive Currency Hedged MSCI Japan ETF (the “Fund”)

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust, and it will become automatically effective 75 days after the filing.

The Fund is substantially similar to a number of recent filings of the Trust, including Post-Effective Amendment No. 1,494 filed pursuant to Rule 485(a)(2) on August 7, 2015, relating to the iShares Currency Hedged MSCI Europe Small-Cap ETF (the “Currency Hedged ETF”), which became effective on October 21, 2015.

The principal difference between the Currency Hedged ETF and the Fund is that the Currency Hedged ETF tracks an underlying index that calculates, on a monthly basis, the weight of each currency represented by constituent weight in the index and hedges that currency’s full weight by selling a one-month forward against the U.S. dollar. In contrast, the Fund’s underlying index applies a methodology using four equally-weighted indicators to determine, on a monthly basis, the degree to which each currency represented by constituent weight in the underlying index is hedged by selling a one-month forward against the U.S. dollar. The indicators are as follows: value (relative purchasing power between the foreign currency and the U.S. dollar based on exchange rates using a three-year look back period); momentum (relative price momentum of the foreign currency compared against the U.S. dollar over the previous six months); carry (differences in short-term interest rates between the foreign currency and the U.S. dollar using a three-year look back period); and volatility (relative price volatility of the foreign currency). The overall effect is that each foreign currency represented by constituent weight in the Fund’s underlying index can be unhedged, 25% hedged, 50% hedged, 75% hedged, or fully hedged relative to the U.S. dollar. As a result, the Fund may not always be “fully hedged” (as more fully described in the Registration Statement).

The following additional information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

The Fund seeks to track the investment results of an index composed of large- and mid-capitalization Japanese equities while dynamically hedging currency risk for a U.S. dollar based investor.

The Fund seeks to track the investment results of the MSCI Japan Adaptive Hedge to USD Index (the “Underlying Index”), which has been developed by MSCI Inc. as an equity benchmark for stock traded primarily on the Tokyo Stock Exchange with the currency exposure of the securities included in the Underlying Index dynamically hedged against the U.S. dollar determined systematically by four currency risk indicators: carry, momentum, value, and volatility.

The Underlying Index may include large-, mid- or small-capitalization companies. Components primarily include consumer discretionary, financials and industrials companies. The components of the Underlying Index, and the degree to which these components represent certain industries, are likely to change over time.

(2)	Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark, its Underlying Index, described above) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund.

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 1,494 filed pursuant to Rule 485(a)(2) on August 7, 2015, relating to the Currency Hedged ETF, which became effective on October 21, 2015.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 1,494, filed pursuant to Rule 485(a)(2) on August 7, 2015.

In the Prospectus:

“Portfolio Holdings Information,” “Management – Investment Adviser,” “Management – Portfolio Managers,” “Management – Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information – Buying and Selling Shares,” “Shareholder Information – Book Entry,” “Shareholder Information – Share Prices,” “Shareholder Information – Determination of Net Asset Value,” “Shareholder Information – Dividends and Distributions,” “Shareholder Information – Creations and Redemptions,” “Shareholder Information – Costs Associated with Creations and Redemptions,” “Shareholder Information – Householding,” “Distribution,” “Financial Highlights,” “Index Provider,” and “Disclaimers.”

In the Statement of Additional Information:

“Proxy Voting Policy,” “Portfolio Holdings Information,” “Investment Restrictions,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services – Investment Adviser,” “Investment Advisory, Administrative and Distribution Services – Portfolio Managers,” “Investment Advisory, Administrative and Distribution Services – Portfolio Manager Compensation Overview,” “Investment Advisory, Administrative and Distribution Services – Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services – Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Investment Advisory, Administrative and Distribution Services – Payments by BFA and its Affiliates,” “Determination of Net Asset Value,” “Brokerage Transactions,” “Creation and Redemption of Creation Units,” “Taxes,” and “Financial Statements.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

By separate letter, the Trust will also request acceleration of the effective date to on or about December 28, 2015.

[1]	See Inv. Co. Act Release No. 13768 (Feb. 15, 1984).

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre, Esq.
Josh Banerje, Esq.
Katherine Drury
Michael Gung
Seong Kim